March 26, 2012

U.S. Securities & Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Attn:   Jay Ingram, Legal Branch Chief

RE:   EcoVentures Group, Inc.
          Form 10K, FY Ended 8/31/11
          File No. 000-52445

Dear Mr. Ingram:

     With respect to the above-referenced Form 10K, we have on this date filed an amended Form 10K/A, and have specifically responded to your comments dated February 10, 2012, as follows by reference to your Comment number:

3.  This section has been revised to remove the reference.

4, 5.   We have revised the language throughout our description of business operations.

6.  This Agreement was previously filed as an Exhibit to a Current Report on Form 8K.  However, we will file it as an Exhibit to this Form 10K/A.

7.  This language has been removed.

8-12.  Our description of business operations has been substantially revised to clarify that we are not a mining company, do not conduct mining activities, do not own or explore for ore reserves, and own no mineral claims.  We have no financial or equity interest in our joint venture partner, Broken Hills, LLC, and the sole purpose of this joint venture is to obtain mineralized waste materials for processing and mineral extraction.

13.  We have revised the language with respect to potential capital expenditures.

14,15.  See response 8 above.  We are not a mining company.  With respect to management experience, the expertise and qualifications of our technical and scientific staff and advisors is set forth in our Management section.

16.  There is only a single incentive plan.   The language has been corrected.

Eco Ventures Group, Inc., 7432 State Road 50, Groveland, Florida 34736
Phone 352-557-4830

17.   We have revised this section to disclose our planned sources of revenue.

18.  We are not in the mining industry nor are we engaged in mining activities.  We are therefore a “development stage” rather than an “exploration stage” company.

19-25.  See response 8 and 18 above.  We are not a mining company or a mineral exploration company.  We conduct none of these activities and none of these regulatory requirements are applicable to our business operations.

26.  The correction has been made.

27.  The biographies have been revised.

28.   The typographical error as been corrected to the proper date.

29.    The document will be available shortly on the website.

30-32.	Revised as requested.

Please advise if you require any further information or clarification.

Very truly yours,

Randall J. Lanham, CEO

Eco Ventures Group, Inc., 7432 State Road 50, Groveland, Florida 34736
Phone 352-557-4830